March 1, 2013
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549
RE: Comtech Telecommunications Corp.
Form 10-K for the Year Ended July 31, 2012
Filed September 26, 2012
File No. 0-07928
Dear Mr. Spirgel:
I am responding to your letter dated February 15, 2013 offering comments on the above-referenced filing (the “Comment Letter”). Your letter requested:

1)	a response within 10 business days (i.e. by March 4, 2013),

2)
that we disclose certain information in our next filing both in our footnotes and in our Critical Accounting Policies for reporting units (with material goodwill) that were at risk of failing step one of the goodwill test, and

3)	that we provide you with proposed disclosures.

With that in mind, please note that the Company’s financial reporting group is currently preparing the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2013, and anticipates that it will file such report with the SEC on March 7, 2013 with the below expanded draft disclosures.
To facilitate your review, I have repeated your original comment in the Comment Letter as set forth below in bold type and have listed the Company’s response below it in ordinary type.

Form 10-K for the Fiscal Year Ended July 31, 2012

Critical Accounting Policies, page 38

1. We note that goodwill represents 19% of your assets as of July 31, 2012. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, in your next filing please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Description of the methodology used to determine fair value

•	Description of key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.
Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Response

For the Staff’s convenience, we note that as disclosed in our Form 10-K, we performed our annual goodwill impairment test as of August 1, 2012 (which is the start of our fiscal 2013) and goodwill recorded on our Condensed Consolidated Balance Sheet aggregated $137.4 million (of which $107.8 million relates to our telecommunications transmission segment and $29.6 million relates to our RF microwave amplifiers segment). At that time, based on the results of our goodwill impairment test, none of our reporting units with goodwill was at risk of failing step one of the goodwill impairment and we will make an affirmative statement to that effect in our next periodic report (which is our Form 10-Q for the fiscal quarter ended January 31, 2013 (our second quarter of fiscal 2013)).

We note that since neither of our two reporting units with significant goodwill at August 1, 2012 were at risk of failing step one, we believe that our disclosures in our Form 10-K for the fiscal year ended July 31, 2012 (the “Form 10-K”) comply with the disclosure requirements of both ASC 350 and the Securities and Exchange Commission (the “SEC”). Additionally, in our Critical Accounting Policies section included in our Form 10-K, we disclosed cautionary language that our goodwill impairment analysis was sensitive to, among other things, the actual level of sales achieved by our telecommunications transmission and RF microwave amplifiers reporting units.

In recent months, business conditions have significantly deteriorated. As a result, and as required by ASC 350, we performed an updated interim goodwill impairment test as of January 31, 2013 (the end of our second quarter for fiscal 2013), which updated key assumptions used in our August 1, 2012 test. Based on the results of our interim test as of January 31, 2013, we concluded that our telecommunications transmission reporting unit was still not at risk of failing step one; however, given overall market conditions and the unexpected decline in sales of our RF microwave amplifier reporting unit, this reporting unit is now at risk of failing the step one test.

With the above developments in mind, and with a view towards providing additional disclosure in line with the Staff’s comments, we intend to include the following disclosures in the Critical Accounting Policies section and in our Notes to Consolidated Financial Statements of our Form 10-Q for the fiscal quarter ended January 31, 2013 which, as noted above, we anticipate filing with the SEC on March 7, 2013:

Critical Accounting Policies Excerpt

Impairment of Goodwill and Other Intangible Assets. As of January 31, 2013, goodwill recorded on our Condensed Consolidated Balance Sheet aggregated $137.4 million (of which $107.8 million relates to our telecommunications transmission segment and $29.6 million relates to our RF microwave amplifiers segment). Each of our three operating segments constitutes a reporting unit and we must make various assumptions in determining their estimated fair values. We perform an annual impairment review in the first quarter of each fiscal year.

In accordance with FASB ASC 350, “Intangibles – Goodwill and Other,” we perform goodwill impairment testing at least annually, unless indicators of impairment exist in interim periods. The impairment test for goodwill uses a two-step approach. Step one compares the estimated fair value of a reporting unit with goodwill to its carrying value. If the carrying value exceeds the estimated fair value, step two must be performed. Step two compares the carrying value of the reporting unit to the fair value of all of the assets and liabilities of the reporting unit (including any unrecognized intangibles) as if the reporting unit was acquired in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of its goodwill, an impairment loss is recognized in an amount equal to the excess.

On August 1, 2012 (the first day of our fiscal 2013), we performed our annual goodwill impairment test and estimated the fair value of each of our reporting units based on the income approach (also known as the discounted cash flow (“DCF”) method, which utilizes the present value of cash flows to estimate fair value). The future cash flows for our telecommunications transmission and RF microwave amplifiers reporting units were projected based on our estimates, at that time, of future revenues, operating income and other factors (such as working capital and capital expenditures). We took into account expected challenging global industry and market conditions, including expected significant reductions in the overall budget for U.S. defense spending. As such, although both reporting units have historically achieved significant long-term revenue and operating income growth, we assumed growth rate estimates in our projections that were below our actual long-term expectations and below each reporting unit’s actual historical growth rate. The discount rates used in our DCF method were based on a weighted-average cost of capital (“WACC”) determined from relevant market comparisons, adjusted upward for specific reporting unit risks (primarily the uncertainty of achieving projected operating cash flows). A terminal value growth rate was applied to the final year of the projected period and reflected our estimate of stable, perpetual growth. We then calculated a present value of the respective cash flows for each reporting unit to arrive at an estimate of fair value under the income approach and then used the market approach to corroborate this value. Under the market approach, we estimated a fair value based on comparable companies' market multiples of revenues and earnings before interest, taxes, depreciation and amortization and factored in a control premium. In each case, the estimated fair value determined under the market approach exceeded our estimate of fair value determined under the income approach. Finally, we compared our estimates to our August 1, 2012 total public market capitalization and assessed implied control premiums. Based on the aforementioned, we concluded that the estimated fair value determined under the income approach for each of our telecommunications transmission and RF microwave amplifiers reporting units, as of August 1, 2012, was reasonable. In each case, the estimated fair value exceeded the respective carrying value. We concluded that the goodwill assigned to each reporting unit, as of August 1, 2012, was not impaired and that neither reporting unit was at risk of failing step one of the goodwill impairment test as prescribed under the ASC.

In recent months, global business conditions have significantly deteriorated. By December 31, 2012, the U.S. government (which accounted for 38.6% of our consolidated net sales during the six months ended January 31, 2013) had failed to either identify required spending reductions or provide, with specificity, the allocation and prioritization of future U.S. Department of Defense requirements. As a result of this failure and irrespective of whether or not these issues are resolved in the short-term, we believe the U.S. government’s failure to timely resolve its budget issues has resulted in increased uncertainty amongst our global customer base. According to reports, the economies of several European countries have unexpectedly contracted. At the same time, many of our international customers (including those located in the Middle East) are also affected by increasingly volatile political conditions in their respective countries. In aggregate, we believe these issues have resulted in many of our customers reducing or delaying their spending for our products and services and, as such, we have updated our fiscal 2013 business outlook to reflect our assessment of these current market conditions. In light of the aforementioned, we also concluded that it was appropriate for us to perform a quantitative step one interim goodwill impairment test as of January 31, 2013.

As of January 31, 2013, taking into consideration our updated business outlook for fiscal 2013 and current difficult market conditions, we updated our future cash flow assumptions for our telecommunications transmission and RF microwave amplifiers reporting units and calculated updated estimates of fair value using the income approach. In particular, we lowered our August 1, 2012 goodwill impairment test projections of future revenue and operating income growth and adjusted other factors (such as working capital and capital expenditures). After updating our assumptions and projections, we then calculated a present value of the respective cash flows to arrive at an estimate of fair value for each reporting unit under the income approach as of January 31, 2013. Consistent with our annual impairment test on August 1, 2012, we corroborated this value with updated estimates of fair value determined under the market approach. For each of the two reporting units, the estimated fair value determined under the market approach exceeded our estimate of fair value under the income approach. Finally, we compared our estimates to our January 31, 2013 total public market capitalization and assessed the implied control premium. Based on the aforementioned, we concluded that the estimated fair value determined under the income approach for each of our telecommunications transmission and RF microwave amplifiers reporting units, as of January 31, 2013, was reasonable. In each case, the estimated fair value exceeded the respective carrying value and, as such, we concluded that the goodwill assigned to each reporting unit, as of January 31, 2013, was not impaired. We also concluded that our telecommunications transmission reporting unit was currently not at risk of failing step one of the goodwill impairment test as prescribed under the ASC. However, we concluded that as of January 31, 2013, our RF microwave amplifiers reporting unit was at risk of failing step one of the goodwill impairment test.

As of January 31, 2013, we determined that our RF microwave amplifiers reporting unit had an estimated fair value in excess of its respective carrying value of at least 5.0%. The estimated fair value of our RF microwave amplifiers reporting unit is closely aligned with the ultimate amount of revenue and operating income that it achieves over the projected period. Our discounted cash flows, for goodwill impairment testing purposes, assumed that, through fiscal 2018, this reporting unit would achieve a compounded annual revenue growth rate of approximately 1.4% from its actual fiscal 2012 revenue of $102.5 million. Beyond fiscal 2018, we assumed a long-term revenue growth rate of 3.5% in the terminal year. As of January 31, 2013, we utilized a WACC of 12.0% for the RF microwave amplifiers reporting unit which reflected a 100 basis point increase from the WACC utilized in our August 1, 2012 goodwill impairment test. Given current challenging market conditions, we believe these modest long-term growth rates and the WACC are appropriate to use for our future cash flow assumptions due to the uncertainty that currently exists amongst our customer base. We also believe that it is possible that our actual revenue growth rates could be significantly higher due to a number of factors, including: (i) increased reliance by our customers on our advanced communications systems; (ii) the continued shift toward information-based, network-centric warfare; and (iii) the need for developing countries to upgrade their communication systems. If we do not at least meet the assumed revenue growth utilized in our January 31, 2013 goodwill impairment analysis, the RF microwave amplifiers reporting unit will likely fail step one of a goodwill impairment test in a future period. Modest changes in other key assumptions used in our January 31, 2013 impairment analysis may result in the requirement to proceed to step two of the goodwill impairment test in future periods. For example, keeping all other variables constant, a further 50 basis point increase in the WACC applied to the RF microwave amplifiers reporting unit or an increase to the RF microwave amplifiers carrying value of more than $5.0 million would likely result in a step one failure. If this reporting unit fails step one in the future, we would be required to perform step two of the goodwill impairment test. If we perform step two, up to $29.6 million of goodwill assigned to this reporting unit could be written off in the period that the impairment is triggered.

During the second half of our fiscal 2013, because our goodwill impairment analysis is sensitive to the ultimate spending decisions by our global customers, we will continue to monitor key assumptions and other factors utilized in our January 31, 2013 interim goodwill impairment analysis. Currently, it remains difficult to project the ultimate impact of ongoing U.S. government budget constraints or to predict the spending plans of our international customers. In addition to facing weak local economies, we believe our international customers are being impacted by ripple effects of forthcoming U.S. government spending reductions. It is possible that, during the remainder of our fiscal 2013, business conditions (both in the U.S. and internationally) could further deteriorate and our current or prospective customers could materially postpone, reduce or even forgo purchases of our products and services to a greater extent than we currently anticipate. A significant decline in defense spending that is greater than we anticipate or a shift in funding priorities may also have a negative effect on future orders, sales, income and cash flows. If our assumptions and related estimates change in the future, or if we change our reporting structure or other events and circumstances change (e.g. such as a sustained decrease in the price of our common stock (considered on both absolute terms and relative to peers)), we may be required to record impairment charges in future periods. Any impairment charges that we may take in the future could be material to our results of operations and financial condition.

In addition to the required goodwill impairment analysis, we also review the recoverability of our net intangibles with finite lives when an indicator of impairment exists. For the same reasons that we performed our interim goodwill impairment analysis as of January 31, 2013, we also assessed the recoverability of the net intangibles with finite lives recorded on our Condensed Consolidated Balance Sheet, which aggregated $35.7 million (of which $20.0 million relates to our telecommunications transmission segment and $15.7 million relates to our RF microwave amplifiers segment). Based on our analysis of estimated undiscounted future cash flows expected to result from the use of these net intangibles with finite lives, we determined that their carrying values were recoverable as of January 31, 2013.

Footnote Excerpt
Goodwill
The carrying amount of goodwill by segment as of January 31, 2013 and July 31, 2012 are as follows:

	Telecommunications Transmission	RF Microwave Amplifiers	Mobile Data Communications	Total
Goodwill	$107,779,000	29,575,000	13,249,000	$150,603,000
Accumulated impairment	—	—	(13,249,000)	(13,249,000)
Balance	$107,779,000	29,575,000	—	$137,354,000

In accordance with FASB ASC 350, “Intangibles – Goodwill and Other,” we perform goodwill impairment testing at least annually, unless indicators of impairment exist in interim periods. The impairment test for goodwill uses a two-step approach. Step one compares the estimated fair value of a reporting unit with goodwill to its carrying value. If the carrying value exceeds the estimated fair value, step two must be performed. Step two compares the carrying value of the reporting unit to the fair value of all of the assets and liabilities of the reporting unit (including any unrecognized intangibles) as if the reporting unit was acquired in a business combination. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of its goodwill, an impairment loss is recognized in an amount equal to the excess.

For purposes of reviewing impairment and the recoverability of goodwill and other intangible assets, each of our three operating segments constitutes a reporting unit and we must make various assumptions regarding estimated future cash flows and other factors in determining the fair values of the reporting unit. We perform an annual impairment review in the first quarter of each fiscal year.

On August 1, 2012 (the first day of our fiscal 2013), we performed our annual goodwill impairment test and estimated the fair value of each of our reporting units based on the income approach (also known as the discounted cash flow (“DCF”) method, which utilizes the present value of cash flows to estimate fair value). The future cash flows for our telecommunications transmission and RF microwave amplifiers reporting units were projected based on our estimates, at that time, of future revenues, operating income and other factors (such as working capital and capital expenditures). We took into account expected challenging global industry and market conditions, including expected significant reductions in the overall budget for U.S. defense spending. As such, although both reporting units have historically achieved significant long-term revenue and operating income growth, we assumed growth rate estimates in our projections that were below our actual long-term expectations and below each reporting unit’s actual historical growth rate. The discount rates used in our DCF method were based on a weighted-average cost of capital (“WACC”) determined from relevant market comparisons, adjusted upward for specific reporting unit risks (primarily the uncertainty of achieving projected operating cash flows). A terminal value growth rate was applied to the final year of the projected period and reflected our estimate of stable, perpetual growth. We then calculated a present value of the respective cash flows for each reporting unit to arrive at an estimate of fair value under the income approach and then used the market approach to corroborate this value. Under the market approach, we estimated a fair value based on comparable companies' market multiples of revenues and earnings before interest, taxes, depreciation and amortization and factored in a control premium. In each case, the estimated fair value determined under the market approach exceeded our estimate of fair value determined under the income approach. Finally, we compared our estimates to our August 1, 2012 total public market capitalization and assessed implied control premiums. Based on the aforementioned, we concluded that the estimated fair value determined under the income approach for each of our telecommunications transmission and RF microwave amplifiers reporting units, as of August 1, 2012, was reasonable. In each case, the estimated fair value exceeded the respective carrying value. We concluded that the goodwill assigned to each reporting unit, as of August 1, 2012, was not impaired and that neither reporting unit was at risk of failing step one of the goodwill impairment test as prescribed under the ASC.

In recent months, global business conditions have significantly deteriorated. By December 31, 2012, the U.S. government (which accounted for 38.6% of our consolidated net sales during the six months ended January 31, 2013) had failed to either identify required spending reductions or provide, with specificity, the allocation and prioritization of future U.S. Department of Defense requirements. As a result of this failure and irrespective of whether or not these issues are resolved in the short-term, we believe the U.S. government’s failure to timely resolve its budget issues has resulted in increased uncertainty amongst our global customer base. According to reports, the economies of several European countries have unexpectedly contracted. At the same time, many of our international customers (including those located in the Middle East) are also affected by increasingly volatile political conditions in their respective countries. In aggregate, we believe these issues have resulted in many of our customers reducing or delaying their spending for our products and services and, as such, we have updated our fiscal 2013 business outlook to reflect our assessment of these current market conditions. In light of the aforementioned, we also concluded that it was appropriate for us to perform a quantitative step one interim goodwill impairment test as of January 31, 2013.

As of January 31, 2013, taking into consideration our updated business outlook for fiscal 2013 and current difficult market conditions, we updated our future cash flow assumptions for our telecommunications transmission and RF microwave amplifiers reporting units and calculated updated estimates of fair value using the income approach. In particular, we lowered our August 1, 2012 goodwill impairment test projections of future revenue and operating income growth and adjusted other factors (such as working capital and capital expenditures). After updating our assumptions and projections, we then calculated a present value of the respective cash flows to arrive at an estimate of fair value for each reporting unit under the income approach as of January 31, 2013. Consistent with our annual impairment test on August 1, 2012, we corroborated this value with updated estimates of fair value determined under the market approach. For each of the two reporting units, the estimated fair value determined under the market approach exceeded our estimate of fair value under the income approach. Finally, we compared our estimates to our January 31, 2013 total public market capitalization and assessed the implied control premium. Based on the aforementioned, we concluded that the estimated fair value determined under the income approach for each of our telecommunications transmission and RF microwave amplifiers reporting units, as of January 31, 2013, was reasonable. In each case, the estimated fair value exceeded the respective carrying value and, as such, we concluded that the goodwill assigned to each reporting unit, as of January 31, 2013, was not impaired. We also concluded that our telecommunications transmission reporting unit was currently not at risk of failing step one of the goodwill impairment test as prescribed under the ASC. However, we concluded that, as of January 31, 2013, our RF microwave amplifiers reporting unit was at risk of failing step one of the goodwill impairment test.

As of January 31, 2013, we determined that our RF microwave amplifiers reporting unit had an estimated fair value in excess of its respective carrying value of at least 5.0%. The estimated fair value of our RF microwave amplifiers reporting unit is closely aligned with the ultimate amount of revenue and operating income that it achieves over the projected period. Our discounted cash flows, for goodwill impairment testing purposes, assumed that, through fiscal 2018, this reporting unit would achieve a compounded annual revenue growth rate of approximately 1.4% from its actual fiscal 2012 revenue of $102,497,000. Beyond fiscal 2018, we assumed a long-term revenue growth rate of 3.5% in the terminal year. As of January 31, 2013, we utilized a WACC of 12.0% for the RF microwave amplifiers reporting unit which reflected a 100 basis point increase from the WACC utilized in our August 1, 2012 goodwill impairment test. Given current challenging market conditions, we believe these modest long-term growth rates and the WACC are appropriate to use for our future cash flow assumptions due to the uncertainty that currently exists amongst our customer base. We also believe that it is possible that our actual revenue growth rates could be significantly higher due to a number of factors, including: (i) increased reliance by our customers on our advanced communications systems; (ii) the continued shift toward information-based, network-centric warfare; and (iii) the need for developing countries to upgrade their communication systems. If we do not at least meet the assumed revenue growth utilized in our January 31, 2013 goodwill impairment analysis, the RF microwave amplifiers reporting unit will likely fail step one of a goodwill impairment test in a future period. Modest changes in other key assumptions used in our January 31, 2013 impairment analysis may result in the requirement to proceed to step two of the goodwill impairment test in future periods. For example, keeping all other variables constant, a further 50 basis point increase in the WACC applied to the RF microwave amplifiers reporting unit or an increase to the RF microwave amplifiers carrying value of more than $5,000,000 would likely result in a step one failure. If this reporting unit fails step one in the future, we would be required to perform step two of the goodwill impairment test. If we perform step two, up to $29,575,000 of goodwill assigned to this reporting unit could be written off in the period that the impairment is triggered.

During the second half of our fiscal 2013, because our goodwill impairment analysis is sensitive to the ultimate spending decisions by our global customers, we will continue to monitor key assumptions and other factors utilized in our January 31, 2013 interim goodwill impairment analysis. Currently, it remains difficult to project the ultimate impact of ongoing U.S. government budget constraints or to predict the spending plans of our international customers. In addition to facing weak local economies, we believe our international customers are being impacted by ripple effects of forthcoming U.S. government spending reductions. It is possible that, during the remainder of our fiscal 2013, business conditions (both in the U.S. and internationally) could further deteriorate and our current or prospective customers could materially postpone, reduce or even forgo purchases of our products and services to a greater extent than we currently anticipate. A significant decline in defense spending that is greater than we anticipate or a shift in funding priorities may also have a negative effect on future orders, sales, income and cash flows. If our assumptions and related estimates change in the future, or if we change our reporting structure or other events and circumstances change (e.g. such as a sustained decrease in the price of our common stock (considered on both absolute terms and relative to peers)), we may be required to record impairment charges in future periods. Any impairment charges that we may take in the future could be material to our results of operations and financial condition.

The Company intends to continue to include substantially the same level of disclosure as above in future filings, as appropriate.

The Company understands and acknowledges in response to your comments:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or comments on the enclosed, please contact the undersigned.

Sincerely,

/s/ Michael D. Porcelain
Michael D. Porcelain
Senior Vice President, Chief Financial Officer

Cc: Robert Cantone, Partner, Proskauer Rose LLP
Larry Ward, Partner, KPMG LLP